U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202
August 20, 2026
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Managed Portfolio Series (the “Trust”)
Reinhart Genesis PMV Fund S000055903 (the “Fund”)
File Nos.: 333-172080 and 811-22525
Dear Sir or Madam,
Pursuant to Rule 477 under the Securities Act of 1933 Act, as amended (the “1933 Act”), the Trust, on behalf of the Fund, respectfully requests the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”),

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
650	7/30/2026	485APOS	0000894189-26-021745
Post-Effective Amendment No. 650 (“PEA No. 650”), was filed for the purpose of adding a new class for the Fund, an existing series of the Trust. The Trust is filing this application for withdrawal due to a clerical error made in PEA No. 650 relating to a new class identifier for the Fund. PEA No. 650 has not become effective and no securities have been sold in connection with PEA No. 650. Based upon the foregoing, the Trust believes that withdrawal of PEA No. 650 is consistent with the public interest and the protection of investors.
If you have any questions or require further information, do not hesitate to contact me at 341-444-8827 or
jason.venner@usbank.com.
Sincerely,
MANAGED PORTFOLIO SERIES
/s/ Jason M. Venner
Jason M. Venner
Secretary of Managed Portfolio Series
cc:  Christopher D. Menconi, Morgan, Lewis & Bockius LLP